UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 14, 2017

Commission File Number:  000-50492

LIVEREEL MEDIA CORPORATION
(Translation of registrant's name into English)

333 Bay Street, Suite 1700,
Toronto, Ontario M5H 2R2, Canada
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F  [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]       No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits

Exhibit No.	Description

99.1	Press Release dated September 14, 2017.

99.2	Form 62-103F1 – Early Warning Report from GraySim Family Trust.

99.3	Form 62-103F1 – Early Warning Report from 2364201 Ontario Corp.

99.4	Form 62-103F1 – Early Warning Report from Baymount Incorporated.

99.5	Notice of Record and Meeting Dates.

99.6	Press Release dated September 25, 2017 from LiveReel Media Corporation.

99.7	Form 51-102F3 – Material Change Report for LiveReel Media Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIVEREEL MEDIA CORPORATION

Date: September 26, 2017	By:	/s/ Ashish Kapoor
Ashish Kapoor Chief Financial Officer